 Exhibit 99.10

Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Condensed Standalone Financial Statements

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (“the Company”), which comprise the Condensed Balance Sheet as at September 30, 2017, Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and six months period ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the six months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim condensed standalone financial statements").

Management’s Responsibility for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these interim condensed standalone financial statements based on our audit.

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim condensed standalone financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim condensed standalone financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation and presentation of the interim condensed standalone financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Board of Directors, as well as evaluating the overall presentation of the interim condensed standalone financial statements.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Ind AS 34 and accounting principles generally accepted in India, of the state of affairs of the Company as at September 30, 2017, its profit and total comprehensive income for the three months and six months period ended on that date, changes in equity and its cash flows for the six months period ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Bengaluru, October 24, 2017	P. R. RAMESH Partner (Membership No.70928)

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	September 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	2.1	8,361	8,605
Capital work-in-progress		1,680	1,247
Intangible assets		–	–
Financial assets
Investments	2.2	15,047	15,334
Loans	2.3	23	5
Other financial assets	2.4	216	216
Deferred tax assets (net)		494	346
Income tax assets (net)		5,884	5,454
Other non-current assets	2.7	844	996
Total non - current Assets		32,549	32,203
Current assets
Financial assets
Investments	2.2	11,208	9,643
Trade receivables	2.5	12,304	10,960
Cash and cash equivalents	2.6	19,877	19,153
Loans	2.3	392	310
Other financial assets	2.4	5,708	5,403
Other current assets	2.7	2,413	2,213
Total current assets		51,902	47,682
Total Assets		84,451	79,885
EQUITY AND LIABILITIES
Equity
Equity share capital	2.9	1,148	1,148
Other equity		69,816	66,869
Total equity		70,964	68,017
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.10	12	40
Deferred tax liabilities (net)		3	–
Other non-current liabilities	2.12	39	42
Total non - current liabilities		54	82
Current liabilities
Financial liabilities
Trade payables	2.11	687	269
Other financial liabilities	2.10	5,432	5,056
Other current liabilities	2.12	2,526	2,349
Provisions	2.13	362	350
Income tax liabilities (net)		4,426	3,762
Total current liabilities		13,433	11,786
Total equity and liabilities		84,451	79,885

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	U. B. Pravin Rao Interim-Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru October 24, 2017	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

 (In crore, except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended September 30,		Six months ended September 30,
		2017	2016	2017	2016
Revenue from operations	2.15	15,356	15,000	30,326	29,420
Other income, net	2.16	849	763	1,573	1,525
Total income		16,205	15,763	31,899	30,945
Expenses
Employee benefit expenses	2.17	8,015	7,939	15,766	15,544
Cost of technical sub-contractors		1,377	1,183	2,712	2,319
Travel expenses		353	364	744	940
Cost of software packages and others	2.17	320	312	635	536
Communication expenses		87	90	170	172
Consultancy and professional charges		218	119	402	238
Depreciation and amortization expense	2.1	347	338	690	657
Other expenses	2.17	608	606	1,183	1,268
Total expenses		11,325	10,951	22,302	21,674
Profit before tax		4,880	4,812	9,597	9,271
Tax expense:
Current tax	2.14	1,346	1,327	2,741	2,640
Deferred tax	2.14	(45)	9	(138)	(25)
Profit for the period		3,579	3,476	6,994	6,656
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		6	(35)	4	(52)
Equity instruments through other comprehensive income, net		–	–	–	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		20	2	(46)	2
Fair value changes on investments, net	2.2	11	–	36	–
Total other comprehensive income, net of tax		37	(33)	(6)	(50)
Total comprehensive income for the period		3,616	3,443	6,988	6,606
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		15.58	15.13	30.45	28.98
Diluted ()		15.58	15.13	30.44	28.98
Weighted average equity shares used in computing earnings per equity share
Basic	2.18	2,296,960,232	2,296,944,664	2,296,952,491	2,296,944,664
Diluted	2.18	2,297,650,707	2,297,025,587	2,297,958,234	2,296,990,357

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	U. B. Pravin Rao Interim-Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru October 24, 2017	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities Premium Account	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income
							Capital reserve	Business transfer adjustment reserve(2)
Balance as of April 1, 2016	1,148	2,204	44,698	9,508	9	–	54	3,448	–	–	13	61,082
Changes in equity for the six month ended September 30, 2016							–
Transfer to general reserve	–	–	(1,579)	1,579	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(551)	–	–	551	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	551	–	–	(551)	–	–	–	–	–	–
Exercise of stock options (refer to note no. 2.9)	–	3	–	–	(3)	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	1
Share based payment to employees of the group (refer to note no. 2.9)	–	–	–	–	30	–	–	–	–	–	–	30
Remeasurement of the net defined benefit liability/asset, net of tax	–	–	–	–	–	–	–	–	–	–	(52)	(52)
Fair value changes on derivatives designated as cash flow hedge, net of tax (Refer note no. 2.8)	–	–	–	–	–	–	–	–	–	2	–	2
Fair valuation of investments, net of tax (Refer note no. 2.2)	–	–	–	–	–	–	–	–	–	–	–	–
Equity instruments through other comprehensive income (Refer note no. 2.2)	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(3,939)	–	–	–	–	–	–	–	–	(3,939)
Profit for the period	–	–	6,656	–	–	–	–	–	–	–	–	6,656
Balance as of September 30, 2016	1,148	2,208	45,836	11,087	36	–	54	3,448	–	2	(39)	63,780

INFOSYS LIMITED

Condensed Statement of Changes in Equit

(In crore)

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities Premium Account	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income
							Capital reserve	Business transfer adjustment reserve(2)
Balance as of April 1, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	(5)	39	(39)	68,017
Changes in equity for the six month ended September 30, 2017
Transfer to general reserve	–	–	(1,382)	1,382	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(936)	–	–	936	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	241	–	–	(241)	–	–	–	–	–	–
Exercise of stock options (refer to note no.2.9)	–	45	–	1	(46)	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	–	–	–	–	–
Share based payment to employees of the group (refer to note no. 2.9)	–	–	–	–	37	–	–	–	–	–	–	37
Remeasurement of the net defined benefit liability/asset, net of tax	–	–	–	–	–	–	–	–	–	–	4	4
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on derivatives designated as cash flow hedge, net of tax (Refer note no. 2.8)	–	–	–	–	–	–	–	–	–	(46)	–	(46)
Fair valuation of investments, net of tax (Refer note no.2.2)	–	–	–	–	–	–	–	–	–	–	36	36
Equity instruments through other comprehensive income, net of tax (Refer to note 2.2)	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(4,078)	–	–	–	–	–	–	–	–	(4,078)
Profit for the period	–	–	6,994	–	–	–	–	–	–	–	–	6,994
Balance as of September 30, 2017	1,148	2,253	50,796	12,470	111	695	54	3,448	(5)	(7)	1	70,964

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve on account of transition to Indian Accounting Standards (Ind AS)

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	U. B. Pravin Rao Interim-Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru October 24, 2017	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore)

Condensed Statement of Cash Flows	Six months ended September 30,
	2017	2016
Cash flow from operating activities:
Profit for the period	6,994	6,656
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	690	657
Income tax expense	2,603	2,615
Allowance for credit losses on financial assets	15	44
Interest and dividend income	(1,211)	(1,318)
Other adjustments	3	129
Exchange differences on translation of assets and liabilities	(6)	25
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,652)	(1,215)
Loans and other financial assets and other assets	50	227
Trade payables	418	(351)
Other financial liabilities, other liabilities and provisions	524	111
Cash generated from operations	8,428	7,580
Income taxes paid	(2,509)	(2,168)
Net cash generated by operating activities	5,919	5,412
Cash flow from investing activities:
Expenditure on property, plant and equipment net of sale proceeds	(857)	(1,142)
Deposits placed with corporations	(15)	(86)
Loans to employees	11	36
Loan given to subsidiaries	(105)	–
Repayment of debentures	129	270
Investment in subsidiaries	(209)	(252)
Payment towards acquisition of business (Refer note 2.2)	(29)	–
Payment towards contingent consideration pertaining to acquisition	(33)	(36)
Payments to acquire financial assets
Preference securities	–	(40)
Liquid mutual fund units and fixed maturity plan securities	(23,384)	(18,524)
Non-convertible debentures	–	(154)
Certificates of Deposit	(423)	–
Government Bonds	(1)	–
Others	(2)	–
Proceeds on sale of financial assets
Liquid mutual fund units and fixed maturity plan securities	21,230	16,640
Certificates of Deposit	1,770	–
Interest and dividend received	794	614
Net cash used in investing activities	(1,124)	(2,674)
Cash flow from financing activities:
Payment of dividends (including corporate dividend tax)	(4,077)	(3,926)
Net cash used in financing activities	(4,077)	(3,926)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	6	(21)
Net decrease in cash and cash equivalents	718	(1,188)
Cash and cash equivalents at the beginning of the period	19,153	29,176
Cash and cash equivalents at the end of the period	19,877	27,967
Supplementary information:
Restricted cash balance	398	370

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	U. B. Pravin Rao Interim-Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru October 24, 2017	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Interim Condensed Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The interim condensed financial statements are approved for issue by the Company's Board of Directors on October 24, 2017.

1.2 Basis of preparation of financial statements

These interim condensed financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), 'Interim Financial Reporting; under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 ('Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

Effective April 1, 2016, the Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 First time adoption of Indian Accounting Standards, with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Amounts for the three months and six months ended September 30, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these condensed interim financial statements have been disclosed in note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. The use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no.2.14 and Note no. 2.19.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.5 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as expenses in the Statement of Profit and Loss.

1.8 Financial instruments

1.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

1.8.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.9 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note no. 2.8 for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

1.10 Impairment

a. Financial assets

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

1.12 Foreign currency

Functional currency

The functional currency of the Company is the Indian rupee. These interim condensed financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.14 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.15 Employee benefits

1.15.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

1.15.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.15.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

1.15.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.16 Share-based compensation

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102:

Effective April 1, 2017, the Company adopted amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the interim condensed financial statements.

1.17 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

Amendment to Ind AS 7:

Effective April 1, 2017, the Company adopted the amendment to Ind AS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material effect on the interim condensed financial statements.

2.1 PROPERTY, PLANT AND EQUIPMENT

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2017:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of July 1, 2017	1,093	659	6,535	2,050	790	4,002	1,306	26	16,461
Additions	3	–	50	39	12	59	26	1	190
Deletions	–	–	–	(6)	(4)	(18)	(12)	–	(40)
Gross carrying value as of September 30, 2017	1,096	659	6,585	2,083	798	4,043	1,320	27	16,611
Accumulated depreciation as of July 1, 2017	–	(27)	(2,437)	(1,356)	(501)	(2,742)	(864)	(15)	(7,942)
Depreciation	–	(1)	(60)	(66)	(29)	(149)	(41)	(1)	(347)
Accumulated depreciation on deletions	–	–	–	6	3	18	12	–	39
Accumulated depreciation as of September 30, 2017	–	(28)	(2,497)	(1,416)	(527)	(2,873)	(893)	(16)	(8,250)
Carrying value as of September 30, 2017	1,096	631	4,088	667	271	1,170	427	11	8,361
Carrying value as of July 1, 2017	1,093	632	4,098	694	289	1,260	442	11	8,519

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2016:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of July 1, 2016	974	643	6,208	1,791	727	3,617	1,118	21	15,099
Additions	9	–	62	73	38	234	64	2	482
Deletions	–	–	–	–	(2)	(15)	–	(1)	(18)
Gross carrying value as of September 30, 2016	983	643	6,270	1,864	763	3,836	1,182	22	15,563
Accumulated depreciation as of July 1, 2016	–	(22)	(2,206)	(1,102)	(395)	(2,330)	(706)	(12)	(6,773)
Depreciation	–	(1)	(56)	(61)	(29)	(151)	(39)	(1)	(338)
Accumulated depreciation on deletions	–	–	–	–	2	15	–	1	18
Accumulated depreciation as of September 30, 2016	–	(23)	(2,262)	(1,163)	(422)	(2,466)	(745)	(12)	(7,093)
Carrying value as of September 30, 2016	983	620	4,008	701	341	1,370	437	10	8,470
Carrying value as of July 1, 2016	974	621	4,002	689	332	1,287	412	9	8,326

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2017 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Additions	3	–	102	70	34	180	56	3	448
Deletions	–	–	–	(6)	(5)	(23)	(13)	–	(47)
Gross carrying value as of September 30, 2017	1,096	659	6,585	2,083	798	4,043	1,320	27	16,611
Accumulated depreciation as of April 1, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Depreciation	–	(2)	(120)	(132)	(59)	(292)	(83)	(2)	(690)
Accumulated depreciation on deletions	–	–	–	6	4	22	13	–	45
Accumulated depreciation as of September 30, 2017	–	(28)	(2,497)	(1,416)	(527)	(2,873)	(893)	(16)	(8,250)
Carrying value as of September 30, 2017	1,096	631	4,088	667	271	1,170	427	11	8,361
Carrying value as of April 1, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2016 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	13	5	97	186	86	375	113	4	879
Deletions	–	–	–	(1)	(2)	(20)	(1)	(1)	(25)
Gross carrying value as of September 30, 2016	983	643	6,270	1,864	763	3,836	1,182	22	15,563
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(2)	(112)	(120)	(55)	(291)	(75)	(2)	(657)
Accumulated depreciation on deletions	–	–	–	1	2	20	1	1	25
Accumulated depreciation as of September 30, 2016	–	(23)	(2,262)	(1,163)	(422)	(2,466)	(745)	(12)	(7,093)
Carrying value as of September 30, 2016	983	620	4,008	701	341	1,370	437	10	8,470
Carrying value as of April 1, 2016	970	617	4,023	635	310	1,286	399	8	8,248

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	123	21	310	344	122	654	237	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(30)	(1)	(316)
Gross carrying value as of March 31, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(5)	(227)	(250)	(111)	(572)	(162)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	10	1	187
Accumulated depreciation as of March 31, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Carrying value as of March 31, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605
Carrying value as of April 1, 2016	970	617	4,023	635	310	1,286	399	8	8,248

(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at September 30, 2017 and March 31, 2017 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	198	85	113
	197	82	115
Plant and machinery	32	22	10
	33	19	14
Furniture and fixtures	25	18	7
	25	16	9
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	12	6
	18	10	8

The aggregate depreciation charged on the above assets during each of the three months ended September 30, 2017 and September 30, 2016 amounted to 5 crore each and for six months ended September 30, 2017 and September 30, 2016 amounted to 10 crore and 11 crore respectively.

The rental income from subsidiaries during the three months ended September 30, 2017 and September 30, 2016 amounted to 17 crore and 16 crore respectively and for six months ended September 30, 2017 and September 30, 2016 amounted to 34 crore and 32 crore respectively.

2.2 INVESTMENTS

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Non-current investments
Equity instruments of subsidiaries	7,466	7,305
Debentures of subsidiary	2,000	2,129
Preference securities and equity investments	132	132
Others	5	3
Tax free bonds	1,832	1,833
Fixed maturity plans securities	368	357
Non convertible debentures	3,244	3,575
	15,047	15,334
Current investments
Liquid mutual fund units	4,028	1,755
Fixed maturity plans securities	157	151
Certificates of deposit	6,537	7,635
Government bonds	1	–
Non convertible debentures	485	102
	11,208	9,643
Total carrying value	26,255	24,977

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2017	March 31, 2017
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPO Limited	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	236
Infosys Technologies (Australia) Pty Limited	66	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brazil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	826
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid
Panaya Inc.	1,436	1,398
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Nova Holdings LLC *	–	94
Kallidus Inc.	619	619
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- per share, fully paid up
Noah Consulting LLC	313	313
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants Pte Ltd)	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	46	–
1,170 (Nil) shares of GBP 0.005 each, fully paid up
	7,466	7,305
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
20,00,00,000 (21,29,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	2,000	2,129
	2,000	2,129
	9,466	9,434
Investments carried at fair value through profit or loss
Others	5	3
	5	3
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	131	131
Equity instruments	1	1
	132	132
Quoted
Investments carried at amortized cost
Tax free bonds	1,832	1,833
	1,832	1,833

Investments carried at fair value through profit or loss
Fixed maturity plans securities	368	357
	368	357
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,244	3,575
	3,244	3,575
Total non-current investments	15,047	15,334

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2017	March 31, 2017
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	4,028	1,755
	4,028	1,755
Investments carried at fair value through other comprehensive income
Certificates of Deposit	6,537	7,635
	6,537	7,635
Quoted
Investments carried at amortized cost
Government bonds	1	–
	1	–
Investments carried at fair value through profit or loss
Fixed maturity plans securities	157	151
	157	151
Investments carried at fair value through other comprehensive income
Non convertible debentures	485	102
	485	102
Total current investments	11,208	9,643
Total investments	26,255	24,977
Aggregate amount of quoted investments	6,087	6,018
Market value of quoted investments (including interest accrued)	6,363	6,327
Aggregate amount of unquoted investments	20,168	18,959
Aggregate amount of impairment in value of investments	94	–
Investments carried at cost	7,466	7,305
Investments carried at amortized cost	3,833	3,962
Investments carried at fair value through other comprehensive income	10,398	11,444
Investments carried at fair value through profit or loss	4,558	2,266

*	During the three months ended June 30, 2017, Infosys Nova Holding LLC has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore.

Proposed business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company has entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 268 crore) with effect from October 25, 2017.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration 29 crore, contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The fair value of contingent consideration on the date of acquisition is 17 crore.

2.3 LOANS

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	23	5
	23	5
Unsecured, considered doubtful
Loans to employees	19	17
	42	22
Less: Allowance for doubtful loans to employees	19	17
	23	5
Current
Unsecured, considered good
Loans to subsidiaries (Refer note no.2.20)	180	69
Other Loans
Loans to employees	212	241
	392	310
Total Loans	415	315

2.4 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Non-current
Security deposits (1)	85	81
Rental deposits (1)	131	135
	216	216
Current
Security deposits (1)	3	2
Rental deposits (1)	7	2
Restricted deposits (1)	1,324	1,309
Unbilled revenues (1)(4)	3,493	3,200
Interest accrued but not due (1)	670	514
Foreign currency forward and options contracts (2)(3)	9	268
Others (1)(5)	202	108
	5,708	5,403
Total	5,924	5,619

(1) Financial assets carried at amortized cost	5,915	5,351
(2) Financial assets carried at fair value through other comprehensive income	6	52
(3) Financial assets carried at fair value through Profit or Loss	3	216
(4) Includes dues from subsidiaries (Refer note no. 2.20)	45	47
(5) Includes dues from subsidiaries (Refer note no. 2.20)	41	18

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

2.5 TRADE RECEIVABLES (1)

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Current
Unsecured
Considered good(2)	12,304	10,960
Considered doubtful	313	289
	12,617	11,249
Less: Allowances for credit losses	313	289
	12,304	10,960
(1) Includes dues from companies where directors are interested	–	1
(2) Includes dues from subsidiaries (refer note no. 2.20)	372	235

2.6 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Balances with banks
In current and deposit accounts	11,911	12,222
Cash on hand	–	–
Others
Deposits with financial institution	7,966	6,931
	19,877	19,153
Balances with banks in unpaid dividend accounts	18	17
Deposit with more than 12 months maturity	6,766	6,765
Balances with banks held as margin money deposits against guarantees	380	394

Cash and cash equivalents as of September 30, 2017 and March 31, 2017 include restricted cash and bank balances of 398 crore and 411 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institution comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on balance sheet dates with banks are as follows:

 (In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
In current accounts
ANZ Bank, Taiwan	2	3
Bank of America, USA	782	769
Bank of Baroda, Mauritius	1	–
Bank of Tokyo, Japan	2	–
BNP Paribas Bank, Norway	85	7
Citibank N.A., Australia	25	8
Citibank N.A., India	3	2
Citibank N.A., Dubai	4	1
Citibank N.A., EEFC (U.S. Dollar account)	1	1
Citibank N.A., Hungary	3	3
Citibank N.A., Japan	20	12
Citibank N.A., New Zealand	14	6
Citibank N.A., South Africa	19	9
Citibank N.A., South Korea	1	1
Deutsche Bank, Philippines	14	4
Deutsche Bank, India	18	9
Deutsche Bank, EEFC (Euro account)	16	11
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	15	8
Deutsche Bank, EEFC (Australian Dollar account)	14	38
Deutsche Bank, EEFC (U.S. Dollar account)	39	73
Deutsche Bank, EEFC (Swiss Franc account)	–	2
Deutsche Bank, Belgium	65	10
Deutsche Bank, France	11	8
Deutsche Bank, Germany	44	48
Deutsche Bank, Malaysia	7	7
Deutsche Bank, Netherlands	23	2
Deutsche Bank, Russia (U.S. Dollar account)	4	1
Deutsche Bank, Russia	1	3
Deutsche Bank, Singapore	6	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	6	5
Deutsche Bank, Switzerland (U.S. Dollar Account)	–	1
Deutsche Bank, United Kingdom	172	25
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	150	40
ICICI Bank, EEFC (U.S. Dollar account)	4	3
Nordbanken, Sweden	16	22
Punjab National Bank, India	14	6
Royal Bank of Canada, Canada	26	5
Splitska Banka D.D., Société Générale Group, Croatia	5	–
State Bank of India	50	6
	1,684	1,166

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
In deposit accounts
Axis Bank		945
Barclays Bank	825	825
Canara Bank	22	–
HDFC Bank	3,408	349
HSBC Bank	500	500
ICICI Bank	3,802	4,351
IDBI Bank	–	1,750
IndusInd Bank	–	191
Kotak Mahindra Bank	207	500
South Indian Bank	200	200
Standard Chartered Bank	265	500
Syndicate Bank	–	49
Yes Bank	600	485
	9,829	10,645
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	2	2
ICICI Bank - Unpaid dividend account	14	13
	18	17
In margin money deposits against guarantees
Canara Bank	153	177
ICICI Bank	227	217
	380	394
Deposits with financial institution
HDFC Limited	7,266	6,231
LIC Housing Finance Limited	700	700
	7,966	6,931
Total cash and cash equivalents as per Balance Sheet	19,877	19,153

2.7 OTHER ASSETS

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Non-current
Capital advances	489	562
Advances other than capital advance
Prepaid gratuity	18	56
Others
Prepaid expenses	68	95
Deferred contract cost	269	283
	844	996
Current
Advances other than capital advance
Payment to vendors for supply of goods	93	87
Others
Prepaid expenses (1)	456	387
Deferred contract cost	71	74
Withholding taxes and others	1,793	1,665
	2,413	2,213
Total other assets	3,257	3,209

(1) Includes dues from subsidiaries (Refer note no. 2.20)   110 56

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.8 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of September 30, 2017 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	19,877	–	–	–	–	19,877	19,877
Investments (Refer note no.2.2)
Equity and preference securities and others	–	–	5	132	–	137	137
Tax free bonds and government bonds	1,833	–	–	–	–	1,833	2,123*
Liquid mutual fund units	–	–	4,028	–	–	4,028	4,028
Redeemable, non-convertible debentures (1)	2,000	–	–	–	–	2,000	2,000
Fixed maturity plans securities	–	–	525	–	–	525	525
Certificates of deposit	–	–	–	–	6,537	6,537	6,537
Non convertible debentures	–	–	–	–	3,729	3,729	3,729
Trade receivables (Refer Note no. 2.5)	12,304	–	–	–	–	12,304	12,304
Loans (Refer note no. 2.3)	415	–	–	–	–	415	415
Other financial assets (Refer Note no. 2.4)	5,915	–	3	–	6	5,924	5,851**
Total	42,344	–	4,561	132	10,272	57,309
Liabilities:
Trade payables (Refer Note no. 2.11)	687	–	–	–	–	687	687
Other financial liabilities (Refer Note no. 2.10)	4,075	–	113	–	10	4,198	4,198
Total	4,762	–	113	–	10	4,885

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	19,153	–	–	–	–	19,153	19,153
Investments (Refer Note no. 2.2)
Equity and preference securities	–	–	3	132	–	135	135
Tax free bonds and government bonds	1,833	–	–	–	–	1,833	2,142 *
Liquid mutual fund units	–	–	1,755	–	–	1,755	1,755
Redeemable, non-convertible debentures (1)	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	508	–	–	508	508
Certificates of deposit	–	–	–	–	7,635	7,635	7,635
Non convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables (Refer Note no. 2.5)	10,960	–	–	–	–	10,960	10,960
Loans (Refer note no. 2.3)	315	–	–	–	–	315	315
Other financial assets (Refer Note no. 2.4)	5,351	–	216	–	52	5,619	5,537**
Total	39,741	–	2,482	132	11,364	53,719
Liabilities:
Trade payables (Refer note no. 2.11)	269	–	–	–	–	269	269
Other financial liabilities (Refer Note no. 2.10)	3,867	–	87	–	–	3,954	3,954
Total	4,136	–	87	–	–	4,223

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2017:

 (In crore)

Particulars	As of September 30, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note no. 2.2)	4,028	4,028	–	–
Investments in tax free bonds (Refer Note no. 2.2)	2,122	2,013	109	–
Investments in government bonds (Refer Note no. 2.2)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.2)	1	–	–	1
Investments in preference securities (Refer Note no. 2.2)	131	–	–	131
Investments in fixed maturity plan securities (Refer Note no. 2.2)	525	–	525	–
Investments in certificates of deposit (Refer Note no. 2.2)	6,537	–	6,537	–
Investments in non convertible debentures (Refer Note no. 2.2)	3,729	3,204	525	–
Other investments (Refer Note no. 2.2)	5	–	–	5
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.4)	9	–	9	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.10)	62	–	62	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)	61	–	–	61

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holding Limited as per the share purchase agreement.

(2)	Discounted 46 crore at 14.1% and 20 crore at 10%

During the six months ended September 30, 2017, tax free bonds of 1,809 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted prices.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

 (In crore)

Particulars	As of March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note no. 2.2)	1,755	1,755	–	–
Investments in tax free bonds (Refer Note no. 2.2)	2,142	206	1,936	–
Investments in equity instruments (Refer Note no. 2.2)	1	–	–	1
Investments in preference securities (Refer Note no. 2.2)	131	–	–	131
Investments in fixed maturity plan securities (Refer Note no. 2.2)	508	–	508	–
Investments in certificates of deposit (Refer Note no. 2.2)	7,635	–	7,635	–
Investments in non convertible debentures (Refer Note no. 2.2)	3,677	3,160	517	–
Other investments (Refer Note no. 2.2)	3	–	–	3
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.4)	268	–	268	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.10)	2	–	2	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)	85	–	–	85

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus as per the share purchase agreement.

(2)	Discounted 91 crore at 14.2%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as of September 30, 2017 from March 31, 2017 is on account of settlement of contingent consideration of 45 crore pertaining to Kallidus acquisition, and change in discount rate and passage of time. Additionally during the six months ended September 30, 2017 contingent consideration of 17 crore was included in relation to acquisition of Brilliant Basics Holdings Limited. (Refer note no. 2.2)

The fair value of liquid mutual funds is based on quoted price. The fair value of tax free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The fair value of investments in unquoted equity, preference and other investments is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of September 30, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	831	160	187	39	231	1,448
Trade receivables	8,289	1,296	845	672	493	11,595
Other financials assets ( including loans)	2,315	479	352	180	251	3,577
Trade payables	(277)	(35)	(126)	(25)	(31)	(494)
Other financial liabilities	(2,119)	(256)	(221)	(213)	(137)	(2,946)
Net assets / (liabilities)	9,039	1,644	1,037	653	807	13,180

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade Receivables	7,611	1,005	793	533	361	10,303
Other financials assets ( including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

For the three months ended September 30, 2017 and September 30, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.51% and 0.53%, respectively.

For the six months ended September 30, 2017 and September 30, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.51%, each.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign currency forward and option contracts:

Particulars	As of		As of
	September 30, 2017		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	–	–	95	658
In United Kingdom Pound Sterling	15	131	40	324
In Australian dollars	–	–	130	644
Option Contracts
In Euro	45	347	40	277
In United Kingdom Pound Sterling	5	44	–	–
In Australian dollars	65	333	–	–
Other derivatives
Forward contracts
In U.S. dollars	637	4,156	480	3,113
In Euro	91	702	106	735
In United Kingdom Pound Sterling	75	655	70	566
In Australian dollars	18	92	30	149
In Swiss Franc	16	111	10	65
In Singapore dollars	5	24	5	23
In Swedish Krona	50	40	50	36
In New Zealand dollars	21	99	–	–
In Canadian dollars	19	98	–	–
In Japanese Yen	550	32	–	–
In Norwegian Krone	39	32	–	–
Option Contracts
In U.S. dollars	200	1,306	195	1,265
In Euro	50	385	25	173
In United Kingdom Pound Sterling	20	175	30	243
In Canadian dollars	–	–	13	65
Total forwards and options		8,762		8,336

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

Particulars	As of
	September 30, 2017	March 31, 2017
Not later than one month	3,317	2,215
Later than one month and not later than three months	3,867	4,103
Later than three months and not later than one year	1,578	2,018
	8,762	8,336

During the six months ended September 30, 2017, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of effective portion of cash flow hedges for the three months and six months ended September 30, 2017

:(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Balance at the beginning of the period	(27)	–	39	–
Gain / (Loss) recognized in other comprehensive income during the period	(51)	2	(92)	2
Amount reclassified to revenue during the period	78	–	31	–
Tax impact on above	(7)	–	15	–
Balance at the end of the period	(7)	2	(7)	2

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As of		As of
	September 30, 2017		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	15	(68)	269	(3)
Amount set off	(6)	6	(1)	1
Net amount presented in balance sheet	9	(62)	268	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 12,304 crore and 10,960 crore as of September 30, 2017 and March 31, 2017, respectively and unbilled revenue amounting to 3,493 crore and 3,200 crore as of September 30, 2017 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Revenue from top customer	3.9	4.0	3.8	4.1
Revenue from top ten customers	21.2	24.1	21.5	24.4

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months ended September 30, 2017 and September 30, 2016 was 23 crore and 21 crore respectively and for six months ended September 30, 2017 and September 30, 2016 was 15 crore and 44 crore respectively.

(In crore)

Particulars	Three months ended September 30		Six months ended September 30,
	2017	2016	2017	2016
Balance at the beginning	369	275	379	249
Impairment loss recognized/ reversed	23	21	15	44
Amounts written off	–	(1)	(3)	(1)
Translation differences	5	(2)	6	1
Balance at the end	397	293	397	293

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding bank borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As of September 30, 2017, the Company had a working capital of 38,469 crore including cash and cash equivalents of 19,877 crore and current investments of 11,208 crore. As of March 31, 2017, the Company had a working capital of 35,896 crore including cash and cash equivalents of 19,153 crore and current investments of 9,643 crore.

As of September 30, 2017 and March 31, 2017, the outstanding compensated absences were 1,246 crore and 1,142 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of September 30, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	687	–	–	–	687
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.10)	4,075	–	–	–	4,075
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	52	7	7	–	66

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other liabilities (excluding liability towards acquisition) (Refer Note 2.10)	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	46	–	–	91

2.9 EQUITY

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2017	March 31, 2017
Authorized
Equity shares, 5/- par value
2,40,00,00,000 (2,40,00,00,000(2)) equity shares	1,200	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	1,148
2,29,69,88,452 (2,29,69,44,664) equity shares fully paid-up
	1,148	1,148

(1) Refer note no. 2.18 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

The Board of Directors, in its meeting on April 13, 2017, proposed a final dividend of 14.75/- per equity share for the financial year ended March 31, 2017 and the same was approved by the shareholders at the Annual General Meeting held on June 24, 2017. The amount was recognized as distributions to equity shareholders during the quarter ended June 30, 2017 and the total appropriation was 4,078 crore, including corporate dividend tax.

The Board, in its meeting on April 15, 2016, proposed a final dividend of 14.25/- per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016. The amount was recognized as distributions to equity shareholders during the quarter ended June 30, 2016 and the total appropriation was 3,939 crore, including corporate dividend tax.

The Board of Directors, in their meeting on October 24, 2017, declared an interim dividend of 13/- per equity share, which would result in a cash outflow of approximately 3,422 crore, inclusive of corporate dividend tax.

Capital allocation policy

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1. The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2. Additionally, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The Buyback offer comprises a purchase of upto 113,043,478 Equity Shares aggregating upto 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot concluded on October 7, 2017. The Company has published a Public Announcement on October 10, 2017 for the buyback of its shares through a tender offer and has submitted Draft Letter of Offer to regulatory authorities for their comments.

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,09,01,258 and 1,12,89,514 shares as of September 30, 2017 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the company on August 24, 2017, the unvested stock incentives (time-based and performance based awards) granted to him were forfeited during the three months ended September 30, 2017. Accordingly, the Company recorded a reversal of 35 crore to stock compensation cost during the three months ended September 30, 2017.

Stock incentives granted to COO:

The Nomination and Remuneration Committee ('Committee') in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U. B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMPs (other than Dr. Vishal Sikka and COO)

On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 plan, to key management personnel, other than Dr. Vishal Sikka and COO, based on fiscal 2016 performance. On August 1, 2017 58,150 RSUs and 44,450 ESOPs were granted to the General Counsel. These RSUs and stock options will vest within a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the six months ended September 30, 2017, two of the KMPs have resigned (Refer note 2.20 Related party transactions for further details) and hence the RSUs and stock options granted to them were forfeited.

KMP stock compensation expense

The Company has recorded a reversal of employee stock compensation expense of 29 crore and 17 crore, respectively, towards KMPs during the three months and six months ended September 30, 2017. The employee stock compensation expense recorded was 5 crore and 14 crore during the three months and six months ended September 30, 2016, respectively.

Stock incentive granted to other employees:

During fiscal 2017, the Company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash settled) were granted to employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service.

The Company has recorded an employee stock compensation expense of 18 crore and 49 crore, respectively during the three months and six months ended September 30, 2017 towards employees other than KMPs (employee stock compensation cost of 15 crore each for the three months and six months ended September 30, 2016)

Total stock compensation expense

The Company recorded a reversal of employee stock compensation expense of 11 crore in the statement of profit and loss for the three months ended September 30, 2017 and an employee stock compensation cost of 32 crore, for the six months ended September 30, 2017. The company recorded an employee stock compensation expense of 20 crore and 29 crore for the three months and six months ended September 30, 2016, respectively. This comprises of expense pertaining to all employees including KMPs.

Further, the cash settled stock compensation expense (included above) for each of the three months and six months ended September 30, 2017 and September 30, 2016 was less than 1 crore respectively. As of September 30, 2017 and March 31, 2017, 80,793 and 1,06,845 incentive units were outstanding (net of forfeitures).

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and six months ended September 30, 2017 is set out below:

Particulars	Three months ended September 30, 2017		Six months ended September 30, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	3,226,005	5	2,961,373	5
Granted	58,150	5	392,714	5
Exercised	407,232	5	432,044	5
Forfeited and expired	637,082	5	682,202	5
Outstanding at the end	2,239,841	5	2,239,841	5
Exercisable at the end	31,624	5	31,624	5
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,644,775	974	1,197,650	992
Granted	44,450	1,017	491,575	942
Exercised	–	–	–	–
Forfeited and expired	498,275	952	498,275	952
Outstanding at the end	1,190,950	992	1,190,950	992
Exercisable at the end	–	–	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and six months ended September 30, 2016 is set out below:

Particulars	Three months ended September 30, 2016		Six months ended September 30, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	209,099	5	221,505	5
Granted	1,904,315	5	1,904,315	5
Forfeited and expired	22,770	5	22,770	5
Exercised	18,236	5	30,642	5
Outstanding at the end	2,072,408	5	2,072,408	5
Exercisable at the end	–	–	–	–

During the three months ended September 30, 2017 and September 30, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 948 and 1,021 respectively.

During the six months ended September 30, 2017 and September 30, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 947 and 1,096 respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of September 30, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,239,841	1.74	5.00
900 - 1100 (ESOP)	1,190,950	6.66	992.06
	3,430,791	3.47	350.83

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	923	923	14.73	14.65
Exercise price ()/ ($- ADS)	5	919	0.08	14.67
Expected volatility (%)	21-25	25-28	21-26	25-31
Expected life of the option (years)	1–4	3–7	1–4	3–7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6–7	6–7	1–2	1–2
Weighted average fair value as on grant date () / ($- ADS)	857	254	13.73	2.93

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5	998	0.07	15
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1–4	3–7	1–4	3–7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1–2	1–2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.10 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Non-current
Payable for acquisition of business	12	40
	12	40
Current
Unpaid dividends	18	17
Others
Accrued compensation to employees	1,593	1,404
Accrued expenses (1)	2,180	2,013
Retention monies	112	153
Payable for acquisition of business
- Contingent consideration	49	45
Client deposits	7	25
Capital creditors	26	36
Compensated absences	1,246	1,142
Other payables (2)	139	219
Foreign currency forward and options contracts	62	2
	5,432	5,056
Total financial liabilities	5,444	5,096

Financial liability carried at amortized cost 4,075 3,867

Financial liability carried at fair value through profit or loss 113 87

Financial liability carried at fair value through other comprehensive income 10 -

Liability towards acquisition of business on undiscounted basis 66 91

(1) Includes dues to subsidiaries (Refer note no. 2.20) 2 3

(2) Includes dues to subsidiaries (Refer note no. 2.20)   9 14

2.11 TRADE PAYABLES

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Trade payables *	687	269
	687	269
*Includes dues to subsidiaries (refer note no. 2.20)	246	135

2.12 OTHER LIABILITIES

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Non current
Deferred income	39	42
	39	42
Current
Unearned revenue	1,566	1,320
Others
Withholding taxes and others	950	1,027
Deferred rent	10	2
	2,526	2,349
	2,565	2,391

2.13 PROVISIONS

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Current
Others
Post-sales client support and warranties and others	362	350
	362	350

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

  (In crore)

Particulars	Three months ended September 30, 2017	Six months ended September 30, 2017
Balance at the beginning	344	350
Provision recognized/(reversed)	27	38
Provision utilized	(12)	(27)
Exchange difference	3	1
Balance at the end	362	362

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.14 INCOME TAXES

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Current taxes	1,346	1,327	2,741	2,640
Deferred taxes	(45)	9	(138)	(25)
Income tax expense	1,301	1,336	2,603	2,615

Current tax expense for the three months ended September 30, 2017 and September 30, 2016 includes reversals (net of provisions) amounting to 131 crore and 19 crore respectively pertaining to prior periods.

Current tax expense for the six months period ended September 30, 2017 and September 30, 2016 includes reversals (net of provisions) amounting to 146 crore and 19 crore respectively pertaining to prior periods

2.15 REVENUE FROM OPERATIONS

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Revenue from software services	15,348	14,996	30,317	29,412
Revenue from software products	8	4	9	8
	15,356	15,000	30,326	29,420

2.16 OTHER INCOME, NET

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	35	81	69	165
Deposit with Bank and others	375	560	760	1,130
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures and certificates of deposit	186	–	380	–
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	6	2	23
Gain / (loss) on liquid mutual funds	72	–	136	–
Exchange gains/(losses) on foreign currency forward and options contracts	(68)	161	(50)	207
Exchange gains/(losses) on translation of assets and liabilities	125	(93)	190	(89)
Write-down of investment in subsidiary (Refer note no.2.2)	–	–	(94)	–
Miscellaneous income, net	123	48	180	89
	849	763	1,573	1,525

2.17 EXPENSES

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Employee benefit expenses
Salaries including bonus	7,838	7,741	15,365	15,158
Contribution to provident and other funds	174	163	341	319
Share based payments to employees (Refer note no. 2.9)	(11)	20	32	29
Staff welfare	14	15	28	38
	8,015	7,939	15,766	15,544
Cost of software packages and others
For own use	193	168	383	339
Third party items bought for service delivery to clients	127	144	252	197
	320	312	635	536
Other expenses
Power and fuel	42	48	80	100
Brand and Marketing	52	64	131	161
Operating lease payments	90	67	171	124
Rates and taxes	67	34	102	65
Repairs and Maintenance	209	248	456	532
Consumables	5	10	10	17
Insurance	10	8	22	19
Provision for post-sales client support and warranties	27	26	33	55
Commission to non-whole time directors	2	3	5	5
Impairment loss recognized / (reversed) on financial assets	25	22	18	47
Auditor's remuneration
Statutory audit fees	2	1	3	1
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Bank Charges and commission	2	–	5	–
Contributions towards Corporate Social Responsibility	53	53	96	98
Others	22	22	51	44
	608	606	1,183	1,268

2.18 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding	229,69,60,232	229,69,44,664	229,69,52,491	229,69,44,664
Effect of dilutive common equivalent shares - share options outstanding	6,90,475	80,923	10,05,743	45,693
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	229,76,50,707	229,70,25,587	229,79,58,234	229,69,90,357

For the three months ended September 30, 2017, 101,869 number of options to purchase equity shares had an anti-dilutive effect. For the three months ended September 30, 2016 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

For the six months ended September 30, 2017, 103,741 number of options to purchase equity shares had an anti-dilutive effect. For the six months ended September 30, 2016 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	1,720	1,902
[Net of amount paid to statutory authorities 4,821 crore (4,694 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	571	1,094
(net of advances and deposits)
Other Commitments*	36	37

*Uncalled capital pertaining to investments

(1)	Claims against the Company not acknowledged as debts as on September 30, 2017 include demands from the Indian Income tax authorities for payment of tax including interest for fiscals 2007 to 2013. The tax demands are mainly on account of disallowance of portion of deduction claimed u/s 10A in respect of export turnover, disallowance of portion of profits earned from outside India and profits earned from SEZ units under section 10AA of the Income Tax Act. The above matters are pending before various Appellate Authorities.

The Company is contesting the demands and the management including its tax advisors believe that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.20 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2017 for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

The details of amounts due to or due from related parties as at September 30, 2017 and March 31, 2017 are as follows:

(In crore)

Particulars	As at
	September 30, 2017	March 31, 2017
Investment in debentures
EdgeVerve(2)	2,000	2,129
	2,000	2,129
Trade receivables
Infosys China	54	41
Infosys Mexico	6	2
Infosys Brasil	1	1
Infosys BPO	18	5
Infy Consulting Company Ltd.	90	73
EdgeVerve	54	–
Infosys Public Services	54	61
Infosys Shanghai	3	–
Infosys Sweden	1	1
Kallidus	–	6
Infosys McCamish Systems LLC	34	1
Panaya Ltd	57	44
	372	235
Loans
Infosys China (1)	72	69
Infosys Consulting Holding AG(1)	101	–
Brilliant Basics Holdings Limited	7	–
	180	69
Prepaid expense
Panaya Ltd.	110	56
	110	56
Other financial assets
Infosys BPO	11	5
EdgeVerve	11	–
Panaya Ltd.	1	1
Infosys Australia	1	–
Infosys Consulting SAS	–	3
Infosys Consulting GmbH	1	1
Infosys China	1	1
Infy Consulting Company Ltd.	6	4
Infosys Consulting AG	1	1
Infosys Public Services	1	–
Infy Consulting B.V.	3	1
Infosys Consulting Pte Ltd.	1	1
Kallidus	1	–
Infosys Consulting Ltda.	1	–
Skava Systems Pvt. Ltd.	1	–
	41	18
Unbilled revenues
EdgeVerve	45	45
Kallidus	–	2
	45	47
Trade payables
Infosys China	7	10
Infosys BPO	122	33
Infosys (Czech Republic) Limited s.r.o.	3	3
Infosys Mexico	2	2
Infosys Sweden	3	5
Infosys Shanghai	6	–
Infosys Management Consulting Pty Limited	9	8
Infosys Consulting Pte Ltd.	4	4
Infy Consulting Company Ltd.	69	9
Infosys Brasil	1	1
Noah Consulting LLC	12	17
Panaya Ltd.	4	1
Infosys Public Services	2	3
Kallidus	–	35
Noah Canada	–	3
Portland Group Pty Ltd	1	–
Infosys Poland Sp Z.o.o	1	1
	246	135
Other financial liabilities
Infosys BPO	7	2
Infosys Mexico	1	1
Infosys Consulting Holding AG	–	10
Loadstone Management Consultants Inc.	–	–
Infosys China	–	–
Infosys Consulting GmbH	1	1
	9	14
Accrued expenses
Infosys BPO	2	–
Panaya Ltd	–	3
	2	3

(1)	The above loan was given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% and 2.5% per annum respectively for Infosys China and Infosys Consulting Holding AG, repayable on demand.

(2)	At an interest rate of 7.7% per annum.

The details of the related parties transactions entered into by the Company for the three months and six months ended September 30, 2017 and September 30, 2016 are as follows:

 (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Capital transactions:
Financing transactions
Equity
Panaya Inc	–	–	38	–
Infosys China	–	–	97	67
Infosys Sweden	–	–	–	51
Infosys Shanghai	–	67	74	134
	–	67	209	252
Debenture (net of repayment)
EdgeVerve	(129)	(270)	(129)	(270)
	(129)	(270)	(129)	(270)

Loans (net of repayment)
Infosys Sweden	–	(1)	–	(1)
Infosys China	2	1	3	3
Infosys Consulting Holding AG	101	–	101	–
Brilliant Basics Holdings Limited	7	–	7	–
	110	–	111	2

Revenue transactions:
Purchase of services
Infosys China	22	30	47	59
Infosys Management Consulting Pty Limited	29	31	55	63
Infy Consulting Company Limited	188	190	357	377
Infosys Consulting Pte Ltd.	11	9	25	17
Portland Group Pty Ltd	2	1	3	1
Infosys (Czech Republic) Limited s.r.o.	9	8	19	15
Infosys BPO	125	91	233	183
Infosys Sweden	13	15	28	39
Infosys Shanghai	17	–	27	–
Infosys Mexico	6	6	12	11
Infosys Public Services	6	5	14	9
Panaya Ltd.	21	12	42	21
Infosys Brasil	3	2	6	3
Infosys Poland Sp Z.o.o	2	1	4	2
Kallidus	(10)	10	3	11
Noah Consulting, LLC	38	35	85	64
McCamish Systems LLC	1	–	1	–
Noah Canada	1	1	2	2
	484	447	963	877
Purchase of shared services including facilities and personnel
Panaya Ltd.	–	1	–	2
Infosys BPO	7	8	10	11
Infosys Mexico	–	–	1	–
	7	9	11	13
Interest income
Infosys China	1	1	2	2
EdgeVerve	41	51	82	105
	42	52	84	107
Sale of services
Infosys China	7	3	12	7
Infosys Mexico	6	7	11	15
Infy Consulting Company Limited	11	30	21	47
Infosys Brasil	1	2	3	4
Infosys BPO	18	14	35	28
McCamish Systems LLC	34	–	41	–
Infosys Sweden	3	4	7	8
Infosys Shanghai	2	–	3	–
EdgeVerve	97	77	193	135
Infosys Public Services	151	236	320	471
	330	373	646	715
Sale of shared services including facilities and personnel
EdgeVerve	10	10	20	20
Panaya Ltd.	13	8	25	14
Infy Consulting Company Limited	1	–	2	–
Infy Consulting B.V	–	–	1	–
Infosys BPO	20	13	36	24
Infosys Public Services	–	–	2	–
	44	31	86	58

Changes in Key management personnel

The following were the changes in key management personnel:-

•	Nandan M. Nilekani appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017
•	D. Sundaram appointed as Independent director effective July 14, 2017
•	U. B. Pravin Rao, Chief Operating Officer, appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017
•	R. Seshasayee, Chairman, resigned effective August 24, 2017
•	Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017
•	Prof. Jeffrey Lehman, Independent director resigned effective August 24, 2017
•	Prof. John Etchemendy, Independent director resigned effective August 24, 2017
•	Dr. Vishal Sikka, resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017
•	Sandeep Dadlani, President, resigned effective July 14, 2017
•	Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, appointed as Executive Officer effective July 14, 2017
•	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned effective June 24, 2017

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers under Ind AS 24:

 (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	(14)	14	12	35
Commission and other benefits to non-executive/independent directors	5	3	8	5
Total	(9)	17	20	40

(1)	Includes a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.9)

(2)	Total employee stock compensation expense for the three months and six months ended September 30, 2017 includes a reversal of 29 crore and 17 crore, respectively towards key managerial personnel. For the three months and six months ended September 30, 2016, an employee stock compensation expense of 5 crore and 14 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.9)

2.21 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

Three months ended September 30, 2017 and September 30, 2016

 (In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	4,000	1,612	3,782	2,543	1,903	1,198	318	15,356
	3,998	1,506	3,510	2,598	1,736	1,275	377	15,000
Identifiable operating expenses	2,178	876	1,963	1,269	974	641	185	8,086
	2,180	772	1,732	1,291	908	669	225	7,777
Allocated expenses	749	304	713	479	359	226	60	2,890
	754	285	664	491	328	241	71	2,834
Segment operating income	1,073	432	1,106	795	570	331	73	4,380
	1,064	449	1,114	816	500	365	81	4,389
Unallocable expenses								349
								340
Operating profit								4,031
								4,049
Other income, net								849
								763
Profit before tax								4,880
								4,812
Tax expense								1,301
								1,336
Profit for the period								3,579
								3,476
Depreciation and amortization expense								347
								338
Non-cash expenses other than depreciation and amortization								2
								2

Six months ended September 30, 2017 and September 30, 2016

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	7,897	3,168	7,437	5,044	3,765	2,352	663	30,326
	7,871	2,978	6,851	5,181	3,364	2,545	630	29,420
Identifiable operating expenses	4,262	1,720	3,814	2,521	1,909	1,277	346	15,849
	4,236	1,533	3,368	2,575	1,752	1,338	427	15,229
Allocated expenses	1,492	603	1,415	960	716	448	126	5,760
	1,545	586	1,347	1,020	661	501	123	5,783
Segment operating income	2,143	845	2,208	1,563	1,140	627	191	8,717
	2,090	859	2,136	1,586	951	706	80	8,408
Unallocable expenses								693
								662
Operating profit								8,024
								7,746
Other income, net								1,573
								1,525
Profit before tax								9,597
								9,271
Tax expense								2,603
								2,615
Profit for the period								6,994
								6,656
Depreciation and amortization expense								690
								657
Non-cash expenses other than depreciation and amortization								3
								5

Geographic segments

Three months ended September 30, 2017 and September 30, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	9,715	3,503	476	1,662	15,356
	9,668	3,297	518	1,517	15,000
Identifiable operating expenses	5,149	1,907	193	837	8,086
	5,105	1,711	217	744	7,777
Allocated expenses	1,831	660	89	310	2,890
	1,828	623	98	285	2,834
Segment operating income	2,735	936	194	515	4,380
	2,735	963	203	488	4,389
Unallocable expenses					349
					340
Operating profit					4,031
					4,049
Other income, net					849
					763
Profit before tax					4,880
					4,812
Tax expense					1,301
					1,336
Profit for the period					3,579
					3,476
Depreciation and amortization expense					347
					338
Non-cash expenses other than depreciation and amortization					2
					2

Six months ended September 30, 2017 and September 30, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	19,309	6,787	968	3,262	30,326
	19,077	6,541	854	2,948	29,420
Identifiable operating expenses	10,266	3,669	333	1,581	15,849
	10,107	3,303	404	1,415	15,229
Allocated expenses	3,674	1,290	183	613	5,760
	3,753	1,287	166	577	5,783
Segment operating income	5,369	1,828	452	1,068	8,717
	5,217	1,951	284	956	8,408
Unallocable expenses					693
					662
Operating profit					8,024
					7,746
Other income, net					1,573
					1,525
Profit before tax					9,597
					9,271
Tax expense					2,603
					2,615
Profit for the period					6,994
					6,656
Depreciation and amortization expense					690
					657
Non-cash expenses other than depreciation and amortization					3
					5

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and six months ended September 30, 2017 and September 30, 2016.

2.22 Function-wise classification of Condensed Statement of Profit and Loss

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Revenue from operations	15,356	15,000	30,326	29,420
Cost of sales	9,723	9,393	19,111	18,561
Gross Profit	5,633	5,607	11,215	10,859
Operating expenses
Selling and marketing expenses	652	680	1,336	1,379
General and administration expenses	950	878	1,855	1,734
Total operating expenses	1,602	1,558	3,191	3,113
Operating profit	4,031	4,049	8,024	7,746
Other income, net	849	763	1,573	1,525
Profit before tax	4,880	4,812	9,597	9,271
Tax expense:
Current tax	1,346	1,327	2,741	2,640
Deferred tax	(45)	9	(138)	(25)
Profit for the period	3,579	3,476	6,994	6,656
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	6	(35)	4	(52)
Equity instruments through other comprehensive income	–	–	–	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	20	2	(46)	2
Fair value changes on investments, net	11	–	36	–
Total other comprehensive income, net of tax	37	(33)	(6)	(50)
Total comprehensive income for the period	3,616	3,443	6,988	6,606

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	U. B. Pravin Rao Interim-Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru October 24, 2017	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INDEPENDENT Auditor’s Report on audit of interim STANDALONE financial results

To The Board of Directors of

Infosys Limited

1.	We have audited the accompanying Statement of Standalone Financial Results of INFOSYS Limited (“the Company”), for the quarter and half-year ended September 30, 2017 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim condensed standalone financial statements which has been prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim condensed standalone financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i) is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

(ii) gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the profit, total comprehensive income and other financial information of the Company for the quarter and half-year ended September 30, 2017.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Bengaluru, October 24, 2017	P. R. RAMESH Partner (Membership No.70928)